Exhibit 15.4

April 29, 2013
Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 16F of Form 20-F of China Finance Online Co. Limited (“the Company”) for the year ended December 31, 2012, which the Company expects to file on or about April 29, 2013, and have the following comments:

1. We agree with the statements made in the first sentence of paragraph 1 and paragraphs 2 to 4 of Item 16F for which we have a basis on which to comment on, and we agree with, the disclosures.

2. We have no basis on which to agree or disagree with the statements made in the paragraph 6 of Item 16F.

Yours sincerely,

Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, People’s Republic of China